Prudential Investments LLC

Gateway Center Three
100 Mulberry Street

Newark, New Jersey 07102

January 11, 2011

The Board of Directors

Prudential Investment Portfolios, Inc. 14

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Prudential Floating Rate Income Fund (the “Fund”)

To the Board of Directors:

The Manager has contractually agreed, through June 30, 2012 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.95% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:     /s/ Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President